UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the address of the U.S. Agent for Service of Process previously appointed by the Registrant in connection with multiple Forms filed by the Registrant with the Commission, as listed below in Item C (the “Applicable Forms”). The Registrant hereby amends each Form F-X initially filed by the Registrant contemporaneously with an Applicable Form.

A.	Name of issuer or person filing (“Filer”):	Suncor Energy Inc.

B.	This is [check one]:

	☐	an original filing for the Filer.

	☒	an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Suncor Energy Inc.

	Form type:	Multiple form types as set forth in the table below.

	File Number (if known):	Multiple file numbers as set forth in the table below.

	Filed by:	Suncor Energy Inc.

Date Filed (if filed concurrently, so indicate):	Multiple dates as set forth in the table below.

Form Type:	File Number (if known):	Date Filed (if filed concurrently, so indicate):
Form F-9	333-10050	February 24, 1999
Form F-10	333-14242	January 2, 2002
Form F-9	333-140797	February 20, 2007
Form F-9	333-151347	June 3, 2008
Form F-9	333-181421	May 15, 2012
Form F-10	333-196501	June 4, 2014
Form F-80	333-207268	October 5, 2015
Form F-80	333-209087	January 22, 2016
Form F-80	333-209645	February 22, 2016
Form F-10	333-211899	June 7, 2016
Form F-10	333-212212	June 24, 2016
Form F-10	333-225338	June 1, 2018

D.	The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at:

150 – 6th Avenue S.W. Calgary, Alberta, Canada T2P3E3 (403) 296-8000

E.	The Filer designates and appoints CT Corporation System (“Agent”), located at:

CT Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on each of the Forms listed above in the table in Item C of this Form on the respective dates listed therein or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms listed above in the table in Item C of this Form, as applicable; the securities to which such Forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 4th day of April 2019.

Filer: Suncor Energy Inc.

By:	/s/ Shawn Poirier
	Name:	Shawn Poirier
	Title:	Assistant Corporate Secretary

[Signature Page to Form F-X]

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System
As Agent for Service of Process for
Suncor Energy Inc.

By:	/s/ Angel Shearer
Name: Angel Shearer
Title: Assistant Secretary

Date:  April 4, 2019

[Signature Page to Form F-X]